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                          November 29, 2023

       Randall E. Black
       President and Chief Executive Officer
       Citizens Financial Services, Inc.
       15 South Main Street
       Mansfield, PA 16933

                                                        Re: Citizens Financial
Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2023
                                                            File No. 333-275709

       Dear Randall E. Black:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Richard Schaberg